FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 8, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued:
Monday 8 September 2008
,
London

UK

GlaxoSmithKline plc - Directorate change

GlaxoSmithKline plc (GSK) today announced that Chris Viehbacher, Executive Director and President North American Pharmaceuticals, has decided to stand down from the Board on 8 th
 September, and will leave the company with effect from
1
st
 December 2008
 to pursue another opportunity.

Andrew Witty, Chief Executive Officer said: I would like to thank Chris for his significant contribution to GSK, he is one of the most talented and respected executives in this industry and we wish him well in his future endeavours."

GlaxoSmithKline
 -
one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.
  For further information please visit
www.gsk.com

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

Registered in England & Wales : No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 8, 2008

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc